UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CERES, INC.

(Name of Subject Company)

CERES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156773400

(CUSIP Number of Class of Securities)

Shawn Barnett

Chief Executive Officer and President

Ceres, Inc.

1535 Rancho Conejo Boulevard

Thousand Oaks, CA 91320

(805) 376-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jonathan A. Van Horn

Dorsey & Whitney LLP

50 S. Sixth Street, Suite 1500

Minneapolis, MN 55402

(612) 340-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Ceres, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on July 1, 2016 (as previously filed with the SEC and as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Roman Merger Sub, Inc., a corporation incorporated under the laws of Delaware (“Purchaser”) and a wholly owned subsidiary of Land O’ Lakes, Inc., a Minnesota cooperative corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $0.40 per share in cash, without interest and less any applicable withholding taxes (the “Common Consideration”), as set forth in the Offer to Purchase, dated July 1, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 1, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Cautionary Note Regarding Forward-Looking Statements” a new section as follows:

Expiration of the Offer; Completion of the Merger.

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of Friday, July 29, 2016. The Offer was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the expiration of the Offer, 20,064,361 Common Shares (excluding 56,034 Common Shares tendered under guaranteed delivery procedures), representing approximately 72.1% of the Common Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. The number of Common Shares tendered satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied, Purchaser has accepted for payment all Common Shares that were validly tendered and not validly withdrawn pursuant to the Offer. The notice of guaranteed delivery period will end at 5:00 p.m. New York City time, on August 3, 2106.

Following expiration of the Offer and Purchaser’s subsequent acceptance for payment of the Common Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL without a vote of stockholders of the Company. Accordingly, on August 1, 2016, Purchaser effected the Merger in which Purchaser merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned subsidiary of Parent. In the Merger, each Common Share outstanding (other than Common Shares accepted for payment in the Offer, Common Shares held by the Company, and Common Shares for which a stockholder of the Company has properly exercised appraisal rights under Delaware law) was converted into the right to receive a price per Common Share equal to the Common Consideration.

On August 1, 2016, the Company (i) notified the NASDAQ Stock Market LLC (“NASDAQ”) of the consummation of the Merger and (ii) requested that NASDAQ (x) halt trading in the Common Shares for August 1, 2016 and suspend trading of the Common Shares effective August 1, 2016 and (y) file with the SEC a Form 25 Notification of Removal from Listing and/or Registration to delist and deregister the Common Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file with the SEC a certification on Form 15 under the Exchange Act, requesting the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Common Shares.

On August 1, 2016, Parent issued a press release announcing the expiration and results of the Offer and the completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(v) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(v)	Press Release issued by Land O’Lakes, Inc., dated August 1, 2016 (incorporated herein by reference to Exhibit (a)(5)(iii) to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. with the SEC on August 1, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CERES, INC.

By:	/s/ Shawn Barnett
Name:	Shawn Barnett
Title:	Chief Executive Officer and President

Dated: August 1, 2016

4